Exhibit 99.1

MeaTech Reports Financial Results for Q1 2022 and
Provides Business Update

The company continued to develop the technology, R&D and marketing infrastructure necessary to accelerate toward commercialization of cultured meat

Rehovot, Israel, May 31, 2022 – MeaTech 3D Ltd. (Nasdaq: MITC) (“MeaTech”) today reported its financial results for Q1 2022 and provided a business update. MeaTech is an international group of deep-tech food companies at the forefront of the cultured meat industry. MeaTech Group uses science and technology to develop high-quality real meat products made from cells rather than farm-raised animals that are delicious, nutritious and safer than conventional meat.

Q1 2022 Financial Results Summary

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Research and development expenses totaled $2.1 million in the three months ending March 31, 2022, compared to $1.1 million in the same period in 2021. The 90% increase is mainly due to the addition of the company’s Belgian subsidiary and reflects MeaTech Group’s growing investment in research and development as it achieves its milestones and expands its cultured meat technology capabilities.

•
General and administrative expenses totaled $2.1 million in the three months ending March 31, 2022, compared to $2.7 million in the same period in 2021. The 23% decrease is driven by lower share-based payment expenses, partially offset by higher D&O insurance expenses in the three months ending March 31, 2022.

•
Marketing expenses totaled $1.1 million in the three months ending March 31, 2022, compared to $0.3 million in the same period in 2021. The 228% increase is mainly due to share-based payment expenses of $0.5 million, and the company’s growing investment in marketing activities.

•
Operating loss totaled $5.3 million in the three months ending March 31, 2022, compared to $4.2 million in the same period in 2021. The 26% increase in the operating loss reflects the growing investment of MeaTech Group in research and development as well as marketing activities.

•
Total comprehensive loss totaled $5.7 million in the three months ending March 31, 2022, or 40 cents per ordinary share ($4.00 per ADS), compared to $4.4 million, or 40 cents per ordinary share ($4.00 per ADS), in the same period in 2021.

•
Cash flow used in operating activities totaled $2.8 million in the three months ending March 31, 2022, compared to $1.2 million in the same period in 2021, reflecting a 137% increase, driven mainly by increased research and development expenditures of the MeaTech Group.

•
Cash flow used in investment activities totaled $1.0 million in the three months ending March 31, 2022, compared to $5.4 million in the same period in 2021, reflecting an 81% decrease. This resulted mainly from the $4.8 million cash component paid in the acquisition of Peace of Meat in Q1 2021.

•
Cash flow from financing activities was $0.0 million in the three months ending March 31, 2022, compared to $29.2 million in the same period in 2021, during which the company completed its Nasdaq initial public offering.

•	Cash and cash equivalents were $15.3 million on March 31, 2022, compared to $19.2 million at year-end 2021, a decrease of 20%. The decrease was the result of the company’s ongoing operations.

•	Current assets decreased by 23% to $16.9 million on March 31, 2022 from $22.1 million at year-end 2021 as a result of ongoing operations.

•
Non-current assets increased by 25% to $23.2 million on March 31, 2022 from $18.5 million at year-end 2021, due mainly to a $4.1 million long-term lease asset of its new premises, offset by the recognition of a lease liability in the same amount in accordance with IFRS requirements.

•	Total capital decreased 13% to $32.6 million on March 31, 2022, down from $37.6 million at year-end 2021. The decrease was mainly the result of ongoing operations.

Arik Kaufman, MeaTech’s Chief Executive Officer: "In just the first quarter of 2022, we have shown our rapid pace of progress toward commercialization. Our recent technological and scientific advancements and business activities have put us firmly on a path toward scaling our unique solution for the sustainable production of a wide variety of cultured meat products.”

Business highlights and developments during Q1 2022

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Promising results with muscle stem cell differentiation: In February, MeaTech announced the successful development of a novel technology process in which muscle cells are fused into significant muscle fibers that better resemble those in whole cuts of meat. Bovine stem cells were isolated, proliferated in the lab, and differentiated into matured muscle cells with improved muscle fiber density, thickness and length. Based on these improvements, MeaTech has filed a provisional patent application with the USPTO.

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New headquarters to widen R&D activity: In March, the company moved to new, more spacious headquarters with state-of-the-art laboratories in Rehovot, Israel, the epicenter of the country’s food-tech sector. The new space allows the company to enhance its cultured meat R&D and 3D bioprinting technology and continue growing the biology and engineering teams with a more expansive lab facility. The new headquarters also features a tasting kitchen.

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Expansion of cultivated meat operation into the US to accelerate go-to-market strategy: In March 2022, MeaTech announced that it will be opening a US office. The new space will include activities in research and development, investor relations, and business development. MeaTech US will be another indication of the company’s rapid growth and scaling efforts.

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Peace of Meat pilot plant and R&D facility in Belgium: In March, MeaTech announced that its wholly owned Belgian subsidiary, Peace of Meat, will build an R&D facility and pilot plant in Belgium, with construction expected to commence in 2022. The new facility will expand and accelerate MeaTech Group’s cultured avian technology and R&D capabilities and help propel the company’s market entry.

•
First-of-its-kind tasting event with Israeli anchor investors: In March, MeaTech hosted a tasting event at the company’s headquarters with its Israeli anchor investors, including prominent food industry investors. Guests toured the labs and R&D facilities, observed the company’s 3D printing capabilities, and tasted hybrid chicken nuggets made with plant protein combined with cultured chicken developed by Peace of Meat.

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Breakthrough in 3D bioprinting capabilities: In May, MeaTech announced the development of a unique, multi-nozzle 3D bioprinting system for industrial scale production of complex cultured meat products without impacting cell viability. The company plans to offer the technology to third parties via a wholly owned private MeaTech subsidiary as an additional revenue stream and to accelerate commercialization.

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Strategic agreement between Peace of Meat and ENOUGH: In May, Peace of Meat signed a strategic agreement with ENOUGH, a leader in the field of mycoprotein, a fungi-based fermented food ingredient, to accelerate commercialization. This innovative initiative is expected to create game-changing hybrid alternative meat products that better resemble the flavor, aroma, texture, and even nutritional value of conventional meat.

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MeaTech joins the United Nations Global Compact: In May, the company joined the UN Global Compact initiative, committing to ten universally accepted principles in the areas of human rights, labor, environment, and anti-corruption and to act in support of UN goals and issues embodied in the UN’s Sustainable Development Goals (SDGs).

Unaudited Condensed Consolidated Interim Information on the Financial Position

	As of March 31	As of March 31	As of December 31
	2022	2021	2021
	USD thousands	USD thousands	USD thousands
Current assets

Cash and cash equivalents	15,257	35,971	19,176
Other investment	151	144	154
Receivables and prepaid expenses	1,513	391	2,782
Total current assets	16,921	36,506	22,112

Non-current assets

Restricted deposits	415	50	405
Other investment	1,333	1,259	1,355
Right-of-use asset	4,050	294	407
Intangible assets	13,196	9,805	13,453
Fixed assets, net	4,183	1,797	2,922

Total non-current assets	23,177	13,205	18,542

Total Assets	40,098	49,711	40,654

Current liabilities

Trade payables	746	1,357	382
Other payables	2,628	1,419	2,239
Current maturities of lease liabilities	488	207	165

Total current liabilities	3,862	2,983	2,786

Non-current liabilities

Long-term lease liabilities	3,595	96	246

Total non-current liabilities	3,595	96	246

Equity

Share capital and premium on shares	70,059	67,243	69,610
Capital reserves	4,026	2,004	3,708
Currency translation differences reserve	515	(8)	1,275
Accumulated deficit	(41,959)	(22,607)	(36,971)

Total Equity	32,641	46,632	37,622
Total liabilities and Equity	40,098	49,711	40,654

Unaudited Condensed Consolidated Interim Information on Comprehensive Income

	3-month period ended March 31,	3-month period ended March 31,	Year ended December 31,
	2022	2021	2021
	USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	2,142	1,126	7,594
Marketing expenses	1,051	320	1,628
General and administrative expenses	2,118	2,760	8,010

Operating loss	5,311	4,206	17,232

Financing expenses (income), net	(323)	(548)	790

Loss for the period	4,988	3,658	18,022

Currency translation differences loss (income) that might be transferred to profit or loss over ILS	515	551	(1,942)
Currency translation differences loss that might be transferred to profit or loss over EUR	245	237	1,447

Total comprehensive loss for the period	5,748	4,446	17,527

Loss per ordinary share, no par value (USD)

Basic and diluted loss per share (USD)	0.040	0.040	0.155

Weighted-average number of shares outstanding - basic and diluted (shares)	126,235,376	90,346,518	115,954,501

Unaudited Condensed Consolidated Interim Information on Changes in Equity (Deficit)

	Share and capital premium	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
	USD thousands

Balance as of January 1, 2022	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Share-based payments	-	-	-	-	714	-	714

Exercise of options	449				(396)		53
Other comprehensive (loss)	-	-	-	(760)	-	-	(760)
Loss for the period	-	-	-	-	-	(4,988)	(4,988)

Balance as of March 31, 2022	70,059	(334)	14	515	4,346	(41,959)	32,641

Balance as of January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-Based Payment	-	-	-	-	1,879	-	1,879
Issuance of shares and warrants, net	30,357	-	-	-	-	-	30,357
Exercise of options	6,405				(3,194)		3,211
Other comprehensive (loss)		-	-	(788)	-	-	(788)
Loss for the period	-	-	-	-	-	(3,658)	(3,658)

Balance as of March 31, 2021	67,243	(334)	14	(8)	2,324	(22,607)	46,632

Balance as of January 1, 2021	30,481	(334)	14	780	(3,639)	(18,949)	15,631

Share-based payments	-	-	-	-	3,965	-	3,965
Issuance of shares and warrants, net	32,330						32,330
Exercise of options	6,799	-	-	-	(3,576)	-	3,223
Other comprehensive income	-	-	-	495	-	-	495
Loss for the period	-	-	-	-	-	(18,022)	(18,022)

Balance as of December 31, 2021	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Unaudited Condensed Consolidated Interim Information on Cash Flows
	Three months ended March 31, 2022	Three months ended March 31, 2021	Year ended December 31, 2021
	USD thousands	USD thousands	USD thousands
Cash flows – operating activities
Net Loss for the period	(4,988)	(3,658)	(18,022)

Adjustments:
Depreciation and amortization	382	109	680
Change in fair value of derivative	-	(304)	(316)
Change in fair value of other investment	(44)	(74)	(193)
Changes in net foreign exchange expenses	(340)	(174)	1,279
Share-based payment expenses	714	1,879	3,965

Changes in asset and liability items:
Decrease (increase) in receivables and prepaid expenses	1,203	(50)	(2,351)
Increase (decrease) in trade payables	(382)	736	(97)
Increase in other payables	615	336	1,095
Net cash (used in) operating activities	(2,840)	(1,200)	(13,960)

Cash flows – investment activities
Acquisition of fixed assets	(800)	(219)	(1,828)
Increase of restricted deposit	(19)	-	(337)
Loan provided	-	(367)	(367)
Acquisition of subsidiary, net of cash acquired	(188)	(4,848)	(6,808)

Net cash used in investing activities	(1,007)	(5,434)	(9,340)

Cash flows – financing activities
Proceeds from issuance of shares and warrants	-	29,281	29,281
Issuance costs	-	(3,283)	(3,283)
Repayment of liability for lease	(118)	(58)	(346)
Proceeds on account of other investment	38	37	149
Proceeds from exercise of share options	53	3,211	3,222

Net cash provided by (used in) financing activities	(27)	29,188	29,023

Increase (decrease) in cash and cash equivalents	(3,874)	22,554	5,723
Effect of exchange differences on cash and cash equivalents	(45)	(137)	(103)
Cash and cash equivalents at the beginning of the period:	19,176	13,556	13,556

Cash and cash equivalents at end of period	15,257	35,973	19,176

Non-cash activities
Purchase of fixed assets	756	222	57
Issue of shares and options against intangible asset	-	4,359	6,332

About MeaTech

MeaTech is an international group of deep-tech food companies at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “MITC”. MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to the US. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming that dramatically reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. With a modular factory design, MeaTech aims to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts.

For more information, please visit: https://meatech3d.com

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040